Legal Proceedings
Tribune Company
Rydex Series Funds has been named as a defendant and a putative member of the proposed defendant class of shareholders in the case entitled Official Committee of Unsecured Creditors of Tribune Co.
v. FitzSimons, No. 12-2652 (S.D.N.Y.) (formerly Adv. Pro. No. 10-54010 (Bankr. D. Del.)) (the FitzSimons Action), as a result of ownership of shares in the Tribune Company (Tribune) in 2007 by certain series of the Rydex Series Funds when Tribune effected a leveraged buyout transaction (LBO) by which Tribune converted to a privately-held company.In its complaint, the Unsecured Creditors Committee (the UCC) has alleged that, in connection with the LBO, insiders and shareholders were overpaid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave the Tribune insolvent. The UCC has asserted claims against certain insiders, shareholders, professional advisers, and others involved in the LBO, and is attempting to obtain from these individuals and entities the proceeds paid out in connection with the LBO. This adversary proceeding has now been consolidated with the majority of the other Tribune LBO-related lawsuits in a multidistrict litigation proceeding in the United States District Court for the Southern District of New York captioned In re Tribune Co. Fraudulent Conveyance Litig.,No. 11-2296 (S.D.N.Y.) (the MDL Proceeding).

Rydex Series Funds also has been named as a defendant in one or more of a group of lawsuits filed by a group of Tribune creditors that allege state law constructive fraudulent conveyance claims against former Tribune shareholders (the SCLFC actions). The SLCFC actions also have been consolidated into the MDL Proceeding.

On September 7, 2012,the District Court issued a Master Case Order in the MDL Proceeding.This order established a briefing schedule for motions to dismiss in the SLCFC actions no schedule has yet been established in the Fitzsimons Action. The Court also extended the plaintiffs deadline to serve summonses and complaints through January 15, 2013.Finally, the Court ordered that merits discovery will be stayed until further order of the Court.
None of these lawsuits allege any wrongdoing on the part of Rydex Series Funds. The following series of Rydex Series Funds held shares of Tribune and tendered these shares as part of Tribunes LBO Nova Fund, S&P 500
Pure Value Fund, Multi-Cap Core Equity Fund, S&P 500 Fund, Multi-Hedge Strategies Fund and Hedged Equity Fund (the Funds). The value of the proceeds received by the foregoing Funds was $28,220, $109,242, $9,860, $3,400, $1,181,160, and $10,880, respectively. At this stage of the proceedings, Rydex Series Funds is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.

Lyondell Chemical Company
In December 2011, Rydex Series Funds was named as a defendant in Weisfelner, as Trustee of the LB Creditor Trust, v. Fund 1 (In re
Lyondell Chemical Co.), Adv. Pro. No. 10-4609 (Bankr. S.D.N.Y.).

Similar to the claims made in the Tribune matter, the Weisfelner complaint seeks to have set aside and recovered as fraudulent transfers from former Lyondell Chemical Company (Lyondell) shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008.

A motion to dismiss is currently pending before the Bankruptcy Court.

This lawsuit does not allege any wrongdoing on the part of Rydex Series Funds. The following series of Rydex Series Funds received cash proceeds from the cash out merger in the following amounts Basic Materials Fund - $ 1,725,168 U.S. Long Short Momentum Fund - $2,193,600 Global 130/30 Strategy Fund - $37,920 Hedged Equity Fund - $1,440 and Multi-Hedge Strategies Fund - $1,116,480. At this stage of the proceedings, Rydex Series Funds is not able to make a reliable predication as to the outcome of these lawsuits or the effect, if any, on a Funds net asset value.